May 23, 2019

Clay Whitson
Chief Financial Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, Tennessee 37215

       Re: i3 Verticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 20, 2019
           CIK No. 0001728688

Dear Mr. Whitson:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Danilo Castelli at (202)551-6521 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Consumer
Products
cc:    Jay Knight